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                              October 26, 2020

       Michael Jansen
       Chief Executive Officer
       Cityzenith Holdings, Inc.
       2506 North Clark St. #235
       Chicago, IL 60614

                                                        Re: Cityzenith
Holdings, Inc.
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed October 16,
2020
                                                            File No. 024-11170

       Dear Mr. Jansen:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 1 to Form 1-A

       General

   1. Please revise your filing to include updated financial statements as required by Part F/S
                                                        (b)(3)(B) of Form 1-A
and provide an updated consent from your auditor.
 Michael Jansen
FirstName  LastNameMichael Jansen
Cityzenith Holdings, Inc.
Comapany
October 26,NameCityzenith
            2020          Holdings, Inc.
October
Page 2 26, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
Branch Chief, at (202) 551-3334 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Marty Tate